Revenue Sharing Agreement

This agreement is made effective the 1st of April, 2023 between First National Bank of Omaha (“FNBO”) and Tributary Capital Management, LLC (“Tributary”).

WHEREAS, FNBO, plans to make the Tributary Small Company Fund, Tributary Balanced Fund, Tributary Short/Intermediate Bond Fund, Tributary Income Fund and Tributary Nebraska Tax-Free Fund (each, a “Fund” and collectively, the “Funds”) available for purchase;

WHEREAS, Tributary serves as the investment adviser to the Funds;

WHEREAS, FNBO offers a rebate to retirement accounts to ensure the accounts are in compliance with ERISA and IRC rules overseeing the administration of those accounts;

WHEREAS, in order to cover certain costs associated with administering and offering the Funds specifically to retirement related accounts in their line- ups, FNBO has requested that it receive compensation from Tributary;

WHEREAS, Tributary is willing to compensate FNBO for such services on the terms and conditions hereinafter set forth;

NOW, THEREFORE, it is hereby mutually agreed as follows:

1. FNBO will be responsible for all activities related to FNBO retirement clients including but not limited to administrative functions, shareholder communication, statements and educational programs.

2. In return for the above services, Tributary agrees to pay FNBO an annualized fee of half of the net advisor fee earned as shown in the Funds’ prospectus which updates annually on or around August 1st. Tributary will communicate the updated figures to FNBO annually when available. Tributary’s net advisor fee is after waivers and sub-adviser payments, as applicable. The fee will be calculated monthly based on the month-end balances.

3. This agreement may be terminated or amended by giving written notice of the intentions at least 30 days in advance.

Tributary Capital Management, LLC		First National Bank of Omaha

By:	/s/ Mark Wynegar	By:	/s/ Stephen Wade

Name:	Mark Wynegar	Name:	Stephen Wade

Title:	President	Title:	Sr. Vice President